            SEC FILE NUMBER

            001-12647

            CUSIP NUMBER

            68618W

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q

[ ] Form N-SAR [ ] Form N-CSR

For the Period Ended: December 31, 2019

            [ ] Transition Report on Form 10-K

            [ ] Transition Report on Form 20-F

            [ ] Transition Report on Form 11-K

            [ ] Transition Report on Form 10-Q

            [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: OFG Bancorp

Former name if applicable: _______________________________

Address of principal executive office (Street and number): 254 Muñoz Rivera Avenue.

City, state and zip code: San Juan, Puerto Rico 00918

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

            OFG Bancorp (the “Company”) was unable to file its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended December 31, 2019 within the prescribed time period without unreasonable effort or expense.  Additional time was required in order to complete the review and analysis of the preliminary valuation of the loan portfolio acquired by the Company’s banking subsidiary, Oriental Bank (the “Bank”), as a result of the previously announced merger of Scotiabank de Puerto Rico with and into the Bank on December 31, 2019.  Such valuation review and analyses has been completed.  The Company expects to file the Form 10-K immediately after the filing of this Notification.

PART IV

OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

            Mr. Maritza Arizmendi                       787                         777-2951

            (Name)                            (Area Code)             (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________

*    The Company does not expect any significant change to the results of operations it previously reported in its press release included as Exhibit 99 to the Company’s Current Report on Form 8-K furnished pursuant to Item 2.02 (Results of Operations and Financial Condition) on January 29, 2020.

OFG Bancorp

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2020                                       By: /s/ Maritza Arizmendi

            Maritza Arizmendi

Executive Vice President and

Chief Financial Officer